Live Pacha, LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Live Pacha, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Mongio and Associates
Miami, FL
September 5, 2026

Mongio and Associates

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	138,620	381,269
Accounts Receivable	290,385	182,497
Prepaid Expenses	57,794	32,714
Inventory	380,246	296,368
Other	200,243	9,360
Total Current Assets	1,067,288	902,208
Non-current Assets		
Equipment and Leasehold Improvements, net of Accumulated Depreciation	1,186,506	1,159,022
Right of Use Asset - Operating Lease, net of Accumulated Amortization	387,748	555,118
Security Deposits	16,500	16,500
Total Non-Current Assets	1,590,754	1,730,640
TOTAL ASSETS	2,658,042	2,632,849
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	323,118	280,634
Equipment Financing - Current Portion	115,147	104,922
Convertible Note - Current Portion	7,571	6,810
Revenue-based Financing	74,604	23,263
Notes Payable - Current Portion	97,257	60,941
Deferred Revenue	25,202	13,853
Short-term Lease Liability - Operating Lease	220,922	194,266
Accrued Expenses	88,919	6,762
Total Current Liabilities	952,739	691,451
Long-term Liabilities		
Equipment Financing	377,264	468,559
Convertible Note	177,513	186,056
Notes Payable	183,162	188,037
Long-term Lease Liability - Operating Lease	175,702	376,835
Total Long-Term Liabilities	913,641	1,219,487
TOTAL LIABILITIES	1,866,380	1,910,938
Commitments & Contingencies (See Note 4)		
EQUITY		
Members' Capital	791,661	721,911
Total Equity	791,661	721,911
TOTAL LIABILITIES AND EQUITY	2,658,042	2,632,849

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	4,970,681	4,087,889
Cost of Revenue	4,108,673	3,189,191
Gross Profit	862,008	898,699
Operating Expenses		
Advertising and Marketing	743,268	865,980
General and Administrative	343,640	404,313
Equity-based Compensation - Related Parties	255,069	289,341
Commission Fees and Sales Expenses	664,382	364,776
Depreciation	105,873	61,449
Total Operating Expenses	2,112,232	1,985,858
Operating Income (loss)	(1,250,224)	(1,087,160)
Other Income		
Insurance Proceeds	226,803	-
Other	31,476	46,459
Total Other Income	258,279	46,459
Other Expense		
Interest Expense	116,306	95,115
Total Other Expense	116,306	95,115
Earnings Before Income Taxes	(1,108,252)	(1,135,816)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,108,252)	(1,135,816)

Statement of Changes in Member Equity

	Common Units	Preferred Units			
	# of Units	**# of Units**	**Total Capital Contributions**	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance 01/01/2024	844,452	117,766	2,871,154	(2,573,697)	297,457
Capital Contributions	93,361	57,658	1,299,066	-	1,299,066
Equity-based Compensation Expense	31,959	-	289,341	-	289,341
Prior Period Adjustment	-	-	-	(28,138)	(28,138)
Net Income (Loss)	-	-	-	(1,135,816)	(1,135,816)
Ending Balance 12/31/2024	969,772	175,424	4,459,561	(3,737,650)	721,911
Capital Contributions	89,775	13,213	907,814	-	907,814
Equity-based Compensation Expense	28,341	-	255,069	-	255,069
Prior Period Adjustment	-	-	-	15,119	15,119
Net Income (Loss)	-	-	-	(1,108,252)	(1,108,252)
Ending Balance 12/31/2025	1,087,888	188,637	5,622,444	(4,830,783)	791,661

Statement of Cash Flows

	Year Ended December 31, 2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(1,108,252)	(1,135,816)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	105,873	61,449
Equity-based Compensation Expense	255,069	289,341
Operating Lease Expense	(7,107)	(4,825)
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses	124,641	(37,977)
Inventory	(83,878)	(50,112)
Accounts Receivable	(107,888)	(80,243)
Prepaid Expenses	(25,080)	(29,639)
Deferred Revenue	11,349	(21,712)
Other Assets	(190,882)	5,337
Prior Period Operating Adjustments	15,119	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	97,216	131,619
Net Cash provided by (used in) Operating Activities	(1,011,036)	(1,004,197)
INVESTING ACTIVITIES		
Equipment & Leasehold Improvements	(133,357)	(361,375)
Net Cash provided by (used by) Investing Activities	(133,357)	(361,375)
FINANCING ACTIVITIES		
Proceeds from Equipment Financing, net of Repayments	(81,069)	230,631
Proceeds from/(Repayments of) Revenue-based Financing	51,340	(157,058)
Proceeds from Notes Payable	31,441	248,978
Proceeds from/(Repayments of) Convertible Notes	(7,782)	(6,165)
Proceeds from Member's Equity	907,814	1,299,066
Net Cash provided by (used in) Financing Activities	901,744	1,615,452
Cash at the beginning of period	381,269	131,389
Net Cash increase (decrease) for period	(242,649)	249,880
Cash at end of period	138,620	381,269

Live Pacha, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Live Pacha, LLC ("the Company") was formed in California on June 4th, 2020. The Company earns revenue manufacturing and selling bread to grocery stores and direct to consumers throughout the United States. The Company's headquarters are in Vista, CA. The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital and capital for equipment purchases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Certain amounts in the 2024 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net loss, total assets, or members' equity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of its packaged bread product. When selling Direct-to-Consumer, payment is made prior to shipping the product. When selling to Wholesale, the customer pays Net 15. When selling to Distributors, the customer pays Net 30 with 2% Net 10, meaning that the customer is given a 2% discount for paying within 10 days. Revenue is recognized at the time of shipment. All shipping revenue is separately billed and strictly related to the Company's Direct-to-Consumer income. Under ASC 606-10-25-18B, these shipping charges must be reported as revenue, and netting them against their corresponding shipping fees within cost of revenue is not permitted. The Company's performance obligation in relation to this revenue is the arrangement of shipping services to be provided to the customer. Revenue is recognized at the time of shipment at which point performance obligations become satisfied. A summary of the Company's revenue by each segment is provided below:

Revenue Type	2025	2024
Direct to Consumer	1,832,452	1,559,881
Distributor/Retail/Wholesale	2,712,516	1,633,040
Shipping	425,713	894,968
Grand Total	4,970,681	4,087,889

In 2025, the Company had deferred revenues of $25,202 due to a short delay between the time cash was received and when the Company shipped products directly to consumers; any deferred amount is cleared each week.

Other Income – Insurance Proceeds

During 2025, the Company received insurance proceeds of $226,803 in settlement of a claim arising from an accident at its production facility that resulted in damage to finished goods inventory and related cleanup costs.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

The Company has made leasehold improvements to its commercial space in the total amount of $103,006. Such improvements are depreciated over the lesser of (i) a 15-year period, or (ii) the remaining term of the lease period. Because the Company's management intends to exercise its three (3) one-year extensions terminating in October 2027, these leasehold improvements are being depreciated over a period of 4 years.

A summary of the Company's equipment and leasehold improvements are below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Equipment	3-15	1,277,891	(139,368)	-	1,138,523
Leasehold Improvements	4	103,006	(55,023)	-	47,983
Grand Total	-	**1,380,897**	**(194,391)**	-	**1,186,506**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method. Inventory consists primarily of finished goods, packaging materials, raw materials and work-in-process.

Other Assets

Other current assets consist primarily of unamortized slotting fees paid to retailers, along with amounts due to the Company arising from deductions, advertising, freight, and chargeback activity in the ordinary course of business.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In June 2020, the Company's management approved and instituted a Sweat Equity Plan ("the Plan") for the purposes of issuing equity to the Company's members and managers in lieu of wages. Common Units are issued on a monthly basis utilizing the total hours of services provided by a member or manager during the applicable period, and dividing that amount by the value of one membership unit established by the most-recent equity financing event, which has ranged from $0.50 at the time of this Plan's inception, to $9 as of December 31, 2025. Furthermore, these units vest immediately upon issuance. The Company incurred equity-based compensation expense under the Plan of $149,499 for the year ended December 31, 2025. Total equity-based compensation expense, including the unit options described below, was $255,069.

The Company accounts for share-based compensation awards in accordance with ASC 718, Compensation—Stock Compensation. Share-based compensation expense is measured based on the grant-date fair value of the awards and recognized over the requisite service period. Awards that vest immediately are recognized as compensation expense on the grant date.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

During 2025, the Company granted 11,730 unit options with an exercise price of $0.001 per unit, all of which were exercised during the year. The options had a grant-date fair value of $9.00 per unit, and the Company recognized equity-based compensation expense of $105,570 related to these awards. No unit options were outstanding or exercisable as of December 31, 2025.

Separate from the stock options discussed above, the Company issued Common Units under its Sweat Equity Plan as compensation for services.

The following is an analysis of shares of the Company's Common Units issued as compensation:

	Nonvested Shares	**Weighted Average Fair Value**
Nonvested shares, January 01, 2025	-	$-
Granted	16,611	$9.00
Vested	(16,611)	$9.00
Forfeited	-	$-
Nonvested shares, December 31, 2025	-	$-

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2025, the Company issued 28,341 common units to related parties, consisting of 16,611 units issued under the Sweat Equity Plan and 11,730 units issued upon the exercise of unit options at an exercise price of $0.001 per unit. The units had a fair value of $9.00 per unit at the date of issuance, resulting in total equity-based compensation expense of $255,069.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is involved in certain litigation as further described below. The Company believes it is in compliance with all applicable laws and regulations.

Litigation

The Company is a defendant in a California wage-and-hour class and representative action brought under the Private Attorneys General Act by a former employee, alleging meal and rest break, overtime, timekeeping, expense reimbursement, and wage statement violations covering the period from November 3, 2021 to the present. The matter is in discovery and the parties are moving toward mediation. No specific amount has been demanded. Management believes a loss is reasonably possible; however, the amount or range of potential loss cannot currently be reasonably estimated. Accordingly, no liability has been recorded as of December 31, 2025.

Leases

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. Operating lease right-of-use assets and lease liabilities are recognized based on the present value of future lease payments over the lease term. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

In July 2021, the Company entered into an operating lease agreement for approximately 10,000 square feet of commercial space. The lease commenced in September 2021 and provides for escalating monthly base rent and fixed operating expenses. The Company exercised extension options extending the lease through October 2027. Effective April 1, 2025, the lease was amended to add approximately 550 square feet of storage space for additional monthly base rent of $978 and common area maintenance fees of $297, with the additional base rent subject to the escalation provisions of the existing lease. The leased facility is used in the production of the Company's products and related lease costs are included in cost of revenue. A summary of the Company's operating lease is provided below:

FASB ASC 842 Footnote

Lease expense	Year Ending December 31, 2025
Operating lease expense	216,911
Other Information	
Operating cash flows from operating leases	224,018
ROU assets obtained in exchange for new operating lease liabilities	27,805
Weighted-average remaining lease term in years for operating leases	1.75
Weighted-average discount rate for operating leases	4.50%
Maturity Analysis	Operating
2026-12	233,408
2027-12	178,344
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	411,752
Less: present value discount	(15,128)
Total lease liabilities	396,624

NOTE 5 – LIABILITIES AND DEBT

Convertible Note – In October 2023, the Company entered into a convertible note agreement for the purposes of funding operations. The interest on the note was 10.00%. The Company is to make monthly payments of principal and interest until this note's maturity in 15 years. Prior to maturity, the holder has the right to convert this note into the Company's Common Units by taking the outstanding principal balance plus any accrued and unpaid interest, and dividing it by the lower of (i) $6 per membership unit, and (ii) the price-per-unit of the most recent equity financing event. Such a conversion will automatically occur during a change of control event. The Company has remained current on all monthly payments, resulting in no accrued interest and a total ending balance of $185,084 as of December 31, 2025. The holder has yet to exercise any rights of conversion.

Notes Payable

On June 3, 2024, the Company entered into a secured promissory note agreement with a third party for a principal amount of $280,185. The note bears interest at the lesser of (i) the maximum rate permitted by law or (ii) 6.00% per annum. Interest is payable monthly, beginning on the first day of the month following the issuance date. The note matures on June 1, 2028, unless accelerated upon a financing or sale event, as defined in the agreement. The note is secured by a lien under a separate Security Agreement and may be prepaid at any time without penalty. Proceeds from the loan are restricted to the purchase of materials, equipment, and inventory, and may not be used for consumer purposes or in violation of applicable law. The balance of the loan was $183,161 as of December 31st, 2025.

In December 2025, the Company obtained a short-term loan of $100,000, with financing fees of $24,595. The loan is repayable in weekly installments through December 2026. The balance of the loan was $97,257 as of December 31st, 2025.

Revenue-based Financing

The Company has entered into various short term working capital loan agreements since its inception. In 2024, the Company entered into a working capital loan agreement for $170,000, with a fixed finance charge of $15,300, resulting in a total repayment obligation of $185,300. The total ending balance of this loan was $23,263 as of December 31, 2024. The loan was fully repaid in 2025. During 2025, the Company entered into two short-term working capital loan agreements dated January 21, 2025 and June 11, 2025, providing total proceeds of $343,595 and total financing charges of $33,864, resulting in aggregate repayment obligations of $377,459. The loans are repayable based on 13% and 15% of daily gross sales, respectively, subject to minimum repayment requirements, have maximum terms of 18 months, and are secured by substantially all assets of the Company. The January 2025 loan was repaid in full during 2025. As of December 31, 2025, $74,604 remained outstanding under the June 2025 loan.

Equipment Financing

In June 2023, the Company entered into a loan agreement for $9,022 with an interest rate of 14.94% and a maturity date of May 2026. This loan is secured by Reverse Osmosis System. Monthly payments of $313 are required. The balance of this loan was $1,506 as of December 31, 2025.

In June 2023, the Company entered into a loan agreement for $200,833 with an interest rate of 8.75% and a maturity date of May 2029. This loan is secured by a Talsa Bowl Cutter Chopper Equipment. Monthly payments of $3,634 are required. The balance of this loan was $128,378 as of December 31, 2025.

In 2024, the Company entered into an equipment finance agreement for the purchase of equipment, inventory, and related assets totaling $287,190. The agreement includes a fixed interest rate of 8.74% per annum and is secured by the financed equipment, including a custom flattening press, Emplex horizontal band sealer, and automatic bag closer. The payment schedule consists of 69 monthly payments of $5,421, following an initial payment of $99. The Company has granted a security interest in the financed equipment and related assets under the Uniform Commercial Code. The agreement is non-cancellable and includes standard provisions for default and prepayment. The balance of the loan was $256,019 as of December 31st, 2025.

In February 2025, the Company entered into an equipment financing agreement for approximately $15,000, bearing interest at 8.99% and requiring 71 monthly payments of approximately $276. The financing is secured by the related equipment and is personally guaranteed by certain related parties. The balance of the loan was $13,462 as of December 31st, 2025.

In June 2023, the Company entered into a loan agreement for $63,738 with an interest rate of 14.89% and a maturity date of May 2028. This loan is secured by Unifiller Multistation with external product pump Equipment. Monthly payments of $1,497 are required. The balance of this loan was $38,549 as of December 31, 2025.

In June 2023, the Company entered into a loan agreement for $82,000 with an interest rate of 13.42% and a maturity date of May 2028. This loan is secured by Kason Vibroscreen Equipment. Monthly payments of $1,876 are required. The balance of this loan was $46,339 as of December 31, 2025.

In July 2023, the Company entered into a loan agreement for $13,677 with an interest rate of 15.75% and a maturity date of June 2028. Monthly payments of $331 are required. The balance of this loan was $8,159 as of December 31, 2025.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	294,579
2027	134,375
2028	309,386
2029	88,535
2030	66,960
Thereafter	138,683

Debt Summary

			For the Year Ended December 2025		
Debt Instrument Name	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Convertible Note	10.00%	2038	7,571	177,513	185,084
Notes Payables	6%	2026-2028	97,257	183,162	280,419
Revenue-based Financing	N/A	2026	74,604	-	74,604
Equipment Financing	8.74% - 15.75%	2026 - 2029	115,147	377,264	492,411
Total			294,579	737,939	1,032,518

NOTE 6 – EQUITY

The Company is a multi-member LLC with two classes of ownership interest: Common and Preferred Units. Profits and losses are allocated to members in accordance with the Operating Agreement.

The Company has authorized 2,000,000 Common A Units with 1,087,888 issued and outstanding as of December 31st, 2025.

Voting: Holders of Common Units are entitled to one vote per unit.

Dividends: Holders of Common Units are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 Preferred A Units with 188,637 units issued and outstanding as of December 31st, 2025.

Voting: Preferred unitholders are not entitled to a vote.

Dividends: The holders of preferred units are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation Preference: Preferred unitholders shall receive a preferred 1x return prior to any return paid to common unitholders in the case of a sale of the company or liquidation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 5, 2026, the date these financial statements were available to be issued.

The Company has issued 21,606 units for a total of $210,810.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

Supplier Concentration

Supplier concentration risk refers to the potential vulnerability an entity faces when there is a high level of dependence upon a limited number of suppliers for its goods, raw materials, or services. A change in suppliers may lead to operational disruption and a possible loss of sales. The Company currently sources all of its buckwheat, the primary ingredient used in its product, from 1 mill and 5 farms. The mill sources buckwheat from multiple farms through the US Midwest. The Company is working with two sources and is contracting out its buckwheat each year to ensure that it has an adequate supply of this key ingredient. The Company's management continues to monitor this concentration and believes there is no immediate risk of production instability.